SECURITIES AND EXCHANGE COMMISSION

Washington D.C., 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

COMMISSION FILE NO. 0-2525

A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
TAX SAVINGS PLAN AND TRUST

Report of Independent Auditors

Board of Directors
Huntington Bancshares Incorporated

We have audited the accompanying statements of financial condition of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust at December 31, 2003 and 2002, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Columbus, Ohio
March 26, 2004

HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
TAX SAVINGS PLAN AND TRUST

STATEMENTS OF FINANCIAL CONDITION

	December 31,
(Amounts in dollars)	2003	2002
ASSETS
Investments, at market value:
Huntington Bancshares Incorporated Common Stock: 39,552 shares in 2003 and 19,777 shares in 2002; Cost: $729,147 in 2003 and $326,084 in 2002 (Note 4)	$889,920	$370,028
Accrued dividends and interest receivable	6,722	3,174
Cash and cash equivalents (Note 2)	20,900	31,547

TOTAL ASSETS	$917,542	$404,749

LIABILITIES AND PLAN EQUITY
Stock purchase payable and other liabilities	$—	$—
Plan equity	917,542	404,749

TOTAL LIABILITIES AND PLAN EQUITY	$917,542	$404,749

See notes to plan financial statements.

HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
TAX SAVINGS PLAN AND TRUST

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Year ended December 31,
(Amounts in dollars)	2003	2002	2001
Investment income:
Cash dividends on Huntington Bancshares Incorporated Common Stock	$19,747	$17,644	$39,012
Interest	38	65	731

	19,785	17,709	39,743

Realized gains on investments (Note 4)	—	59,961	137,039
Unrealized appreciation (depreciation) of investments (Note 4)	116,829	(20,756)	(206,446)
Contributions:
Employees	232,249	163,135	140,185
Employer	143,930	86,472	54,318

	376,179	249,607	194,503

Distributions	—	(401,686)	(1,662,229)

Net increase (decrease) in Plan Equity	512,793	(95,165)	(1,497,390)
Plan equity - Beginning of Period	404,749	499,914	1,997,304

Plan equity - End of Period	$917,542	$404,749	$499,914

See notes to plan financial statements.

HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND

TAX SAVINGS PLAN AND TRUST

NOTES TO PLAN FINANCIAL STATEMENTS

December 31, 2003

Note 1 - Summary of Accounting Policies

Description of the Plan

Huntington Bancshares Incorporated (“Huntington”) adopted the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the “Plan”) effective March 1, 1989. Huntington subsequently amended the Plan on May 24, 1989, February 9, 1990, and November 19, 1997. Huntington restated the Plan on April 19, 2001. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and the trust division of its wholly-owned subsidiary, The Huntington National Bank (the “Trustee”). The purpose of the Plan is to provide a supplemental savings program for eligible employees of Huntington and its related companies who are unable to make contributions to the Huntington Investment and Tax Savings Plan (the “Qualified Plan”) because the employees have made the maximum elective deferrals under Internal Revenue Code section 402(g) or the maximum elective contributions under the terms of the Qualified Plan. Eligible employees are defined as individuals who are determined by the Compensation Committee of the Huntington Board of Directors to be members of a select group of management or highly compensated employees and who are designated by such committee to be Eligible Employees under the Plan.

Each eligible employee may elect to have all or any portion of the pre-tax contributions that he or she elected to defer under the Qualified Plan, but which cannot be allocated to his or her pre-tax account under such plan because of the annual limitation on deferrals imposed by applicable tax laws, allocated to his or her account under the Plan.

Concurrently with the payment of the participant’s supplemental pre-tax contributions, his or her employer shall make a matching contribution to the Plan on behalf of the participant. Matching contributions are equal to 100% of the participant’s supplemental pre-tax contributions to the Plan up to the first 3% of the participant’s compensation and 50% of the participant’s supplemental pre-tax contributions to the Plan on the 4th and 5th percent of the participant’s compensation. Matching contributions may be made in the form of cash or Huntington Bancshares Incorporated common stock (“Common Stock”), or a combination thereof.

The Trustee invests amounts held in the trust fund in Common Stock. The Trustee maintains a separate account for each participant, which reflects such participant’s share of assets held in the Plan. Employee and employer contributions are fully vested, but subject to the rights of creditors of the corporation and the respective employer, at all times.

Distributions are made in a lump sum upon death or termination of employment with Huntington or its affiliates.

The Plan is administered by an administrative committee (the “Committee”). The Committee members serve until they resign and their successors are appointed or until they are removed with or without cause by Huntington’s Board of Directors (the “Board”). None of the members of the Committee receives compensation from the assets of the Plan.

The Board may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of participants to amounts previously credited to their accounts.

Investments

The Trustee invests contributed amounts primarily in Common Stock. These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The weighted average cost of specific investments sold is used to compute realized gains and losses.

Distributions

Distributions are made from the Plan in shares of Common Stock and are reported at market value at the date of distribution.

Income and Expenses

Cash dividends are accrued as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $1,500, $18,000, and $38,000 for 2003, 2002, and 2001, respectively.

Note 2 - Cash Equivalents

The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Money Market Mutual Funds.

Note 3 - Federal Income Taxes

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matching contributions are made to the Plan, when Common Stock is purchased for a participant’s account, or when dividends are paid to a participant’s account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. Huntington is subject to federal income taxes arising from taxable income of the Plan.

Note 4 - Net Realized and Unrealized Appreciation of Investments

The following tables summarize the net realized and unrealized appreciation of the Plan’s investments in Common Stock for each of the three years in the period ended December 31, 2003:

(Amounts in dollars)	2003	2002	2001
Aggregate proceeds	$—	$401,686	$1,662,229
Aggregate cost	—	341,725	1,525,190

Net realized gains	$—	$59,961	$137,039

(Amounts in dollars)	2003	2002	2001
Market value	$889,920	$370,028	$495,925
Cost	729,147	326,084	431,225

Accumulated unrealized appreciation	$160,773	$43,944	$64,700

Change in accumulated unrealized appreciation between years	$116,829	$(20,756)	$(206,446)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
TAX SAVINGS PLAN AND TRUST

Date: March 26, 2004	By:	/s/	Catherine H. Malear

Catherine H. Malear
Executive Vice President
Huntington Bancshares Incorporated